Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

August 13, 2013

Item 3	News Release

News release attached as Schedule “A” was disseminated on August 15, 2013 via Canada NewsWire.

Item 4	Summary of Material Change

August 13, 2013, the Company announced the appointment of Jay D. Miller and R. Stephen Armstrong to the Company’s Board of Directors effective August 14, 2013. Mr. Armstrong replaces board member David Leslie, who retired from the board effective August 14, 2013.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated August 15, 2013.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:	763-203-6304

Item 9	Date of Report

August 15, 2013

Schedule “A”

FOR IMMEDIATE RELEASE

R. Stephen Armstrong Joins IMRIS Board of Directors

WINNIPEG, Manitoba, August 15, 2013 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the appointment of R. Stephen Armstrong to the Company’s Board of Directors effective August 14, 2013.

Mr. Armstrong has been Executive Vice President and CFO of Patterson Companies, Inc., since 1999. Patterson is a publicly traded $3.6 billion distributor of supplies, equipment and services to dental, companion-animal veterinary and therapy professionals. Starting his career at Ernst and Young LLP in 1973, he became an audit assurance partner in his 26-year tenure at the firm, primarily serving publicly-traded national and multinational clients. He is also a Board member of Delphax Technologies, Inc. and is chair of its Audit Committee.

“Steve brings combined global medical products and financial insights to the IMRIS board of directors,” said David Graves, IMRIS Chairman of the Board. “His broad accounting and industry experience will make an impact on the board in our continued management and growth.”

Mr. Armstrong’s background includes extensive experience with Securities and Exchange Commission registration and reporting requirements, inventory accounting techniques, acquisition due diligence and reporting, corporate income tax, and stock compensation programs. A Minnesota native, Mr. Armstrong has served on the Board of Trustees of St. John’s University in Collegeville, MN, for the past seven years where he chairs the Finance Committee and sits on the Executive Committee. He is also a member of the Board of Directors of the Patterson Foundation.

“I look forward to working closely with the IMRIS board and management team,” Mr. Armstrong said. “The innovative IMRIS technology has become firmly established in the intraoperative MRI market and, now with the approval of VISIUS® iCT and other products in development, the company is poised for continued growth in the image guided therapy space.”

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

For further information, please contact:

Kelly McNeill
Tel: 763-203-6304
Email: kmcneill@imris.com